Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three and Nine Months Ended September 30, 2020

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		Audited
	September 30,	December 31,
	2020	2019

Assets
Current
Cash and cash equivalents	$9,445,015	$1,428,129
Receivable from the sale of discontinued operations (Notes 3 and 20)	-	18,000,000
Prepaids and other current assets (Note 4)	128,406	831,265
	9,573,421	20,259,394
Property and equipment (Note 5)	4,120,639	3,143,060
Patents and licenses (Note 6)	426,073	452,384
Right of use assets (Note 7)	355,564	222,517
	$14,475,697	$24,077,355

Liabilities
Current
Accounts payable and accrued liabilities (Note 8)	$1,418,074	$1,725,708
Covid-19 government support loans (Note 21)	46,687	-
Lease liability (Note 7)	107,348	90,504
Convertible debentures (Note 9)	3,107,055	3,089,033
	4,679,164	4,905,245
Non-current covid-19 government support loans (Note 21)	170,092	-
Non-current lease liability (Note 7)	254,451	133,254
	5,103,707	5,038,499

Shareholders’ Equity
Share capital (Note 10(b))	113,647,622	112,144,172
Equity component of convertible debentures (Note 9)	571,185	627,511
Warrants and compensation options (Note 11)	7,916,623	8,525,358
Contributed surplus (Note 12)	41,508,443	38,799,337
Accumulated other comprehensive loss	(1,962,326)	(1,908,715)
Deficit	(152,309,557)	(139,148,807)
	9,371,990	19,038,856
	$14,475,697	$24,077,355
Commitments and contingencies (Note 14)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Operating expenses
Selling, marketing and administration (Note 19)	$1,950,926	$1,738,310	$5,758,559	$4,747,623
Research and development (Note 19)	1,303,632	450,297	4,246,926	1,249,574
Operating expenses	3,254,558	2,188,607	10,005,485	5,997,197

Interest expense (Notes 7 and 9)	243,805	320,794	689,080	518,334
Other income, including interest	(13,910)	(40)	(33,815)	(4,863)
Amortization of debt issuance costs	-	124,522	-	226,423
Credit loss on receivable from the sale of
discontinued operations (Note 3)	-	-	2,500,000	-
Net loss from continuing operations	(3,484,453)	(2,633,883)	(13,160,750)	(6,737,091)
Loss from discontinued operations, net of taxes (Note 20)	-	(310,332)	-	(2,669,544)
Net loss	(3,484,453)	(2,944,215)	(13,160,750)	(9,406,635)

Deficit, beginning of period	(148,825,104)	(139,658,352)	(139,148,807)	(133,195,932)

Net loss	(3,484,453)	(2,944,215)	(13,160,750)	(9,406,635)

Deficit, end of period	$(152,309,557)	$(142,602,567)	$(152,309,557)	$(142,602,567)

Basic and diluted loss per share, continuing operations (Note 13)	$(0.01)	$(0.01)	$(0.05)	$(0.02)
Basic and diluted loss per share, discontinued operations (Note 13)	$-	$-	$-	$(0.01)
Basic and diluted net loss per share (Note 13)	$(0.01)	$(0.01)	$(0.05)	$(0.03)

Certain reclassifications of prior years’ amounts have been made to conform to the current years’ presentation.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Net loss	$(3,484,453)	$(2,944,215)	$(13,160,750)	$(9,406,635)

Other comprehensive (loss) income - net of income taxes
Exchange differences on translating foreign operations,
continuing operations	(22,093)	(356,191)	(53,611)	(509,744)
Exchange differences on translating foreign operations,
discontinued operations	-	360,632	-	233,473
Comprehensive loss	$(3,506,546)	$(2,939,774)	$(13,214,361)	$(9,682,906)

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in US Dollars)

For the Nine Months Ended September 30,	2020	2019
Share Capital
Beginning balance	$112,144,172	$112,028,194
Funds from the exercise of warrants	88,478	-
Fair value assigned to warrants exercised	39,559	-
Conversion of convertible debentures	323,489	-
Fair value of warrants issued upon the conversion of convertible debentures	(131,648)	-
Funds from the exercise of stock options	478,014	60,028
Fair value assigned to stock options exercised	483,938	55,950
Fair value of warrants issued in conjunction with debt financing	221,620	-
September 30,	113,647,622	112,144,172
Equity Component of Convertible Debentures
Beginning balance	627,511	-
Fair value of equity component related to conversion of convertible debenture	(56,326)	627,511
September 30,	571,185	627,511
Warrants
Beginning balance	8,525,358	8,303,738
Fair value of expired compensation options issued to brokers	(479,204)	-
Fair value of warrants issued upon the conversion of convertible debentures	131,648	-
Fair value assigned to warrants exercised	(39,559)	-
Fair value of warrants issued as cost of debt financing	(221,620)	221,620
September 30,	7,916,623	8,525,358
Contributed Surplus
Beginning balance	38,799,337	36,042,754
Stock-based compensation	2,719,281	2,516,584
Fair value of stock options exercised	(483,938)	(55,950)
Fair value of expired warrants	479,204	-
Fair value effect of early conversion of convertible debentures	(5,441)	-
September 30,	41,508,443	38,503,388
Accumulated Other Comprehensive Loss
Beginning balance	(1,908,715)	(2,083,514)
Other comprehensive income attributable to common shareholders - translation adjustment	(53,611)	(276,271)
September 30,	(1,962,326)	(2,359,785)
Deficit
Beginning balance	(139,148,807)	(133,195,932)
Net loss	(13,160,750)	(9,406,635)
September 30,	(152,309,557)	(142,602,567)
Total shareholders’ equity	$9,371,990	$14,838,077

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in US Dollars)

For the Nine Months Ended September 30,	2020	2019
CASH AND CASH EQUIVALENTS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(13,160,750)	$(9,406,635)
Discontinued operations, net of tax (Note 20)	-	2,669,544
Net loss, continuing operations	(13,160,750)	(6,737,091)
Adjustments for:
Depreciation of property and equipment (Note 5)	433,995	71,180
Amortization of patents and licenses (Note 6)	52,081	53,582
Amortization of debt issuance cost	-	226,423
Amortization of right of use asset (Note 7)	84,642	-
Accretion of debt discount on convertible debentures and non-cash interest (Notes 7 and 9)	379,541	172,460
Stock-based compensation (Note 12)	2,719,281	2,244,826
Expected credit loss on receivable from the sale of discontinued operations (Note 3)	2,500,000	-
Gain on lease modification (Note 7)	(786)	-
	(6,991,996)	(3,968,620)
Net change in non-cash working capital accounts:
Prepaid and other current assets	686,957	58,884
Accounts payable and accrued liabilities	(276,003)	861,330
Cash flows from operating activities, continuing operations	(6,581,042)	(3,048,406)
Cash flows from operating activities, discontinued operations (Note 20)	-	(2,662,329)
	(6,581,042)	(5,710,735)
INVESTING ACTIVITIES
Proceeds from the sale of discontinued operations (Note 3)	15,500,000	-
Purchase of property and equipment (Note 5)	(1,444,542)	(47,934)
Purchase of patents and licenses (Note 6)	(25,770)	-
Cash flows from investing activities, continuing operations	14,029,688	(47,934)
Cash flow from investing activities, discontinued operations (Note 20)	-	(1,610,503)
	14,029,688	(1,658,437)
FINANCING ACTIVITIES
Proceeds from convertible debentures, net of issue costs paid in cash	-	3,356,418
Proceeds from loan payable and promissory note, net of issue costs paid in cash	-	3,452,923
Proceeds from Covid-19 government support loans (Note 21)	216,207	-
Issue of common shares for cash from the exercise of warrants and stock options	566,492	60,028
Payment of lease liability (Note 7)	(104,991)	-
Cash flows from financing activities, continuing operations	677,708	6,869,369
Cash flow from financing activities, discontinued operations (Note 20)	-	(228,053)
	677,708	6,641,316

EFFECT OF EXCHANGE RATE CHANGES ON CASH, continuing operations	(109,468)	(118,437)
EFFECT OF EXCHANGE RATE CHANGES ON CASH, discontinued operations (Note 20)	-	(26,422)

TOTAL EFFECT OF EXCHANGE RATE CHANGES ON CASH	(109,468)	(144,859)

NET CHANGE IN CASH AND CASH EQUIVALENTS, continuing operations	8,016,886	3,654,592
NET CHANGE IN CASH AND CASH EQUIVALENTS, discontinued operations (Note 20)	-	(4,527,307)
CASH AND CASH EQUIVALENTS, beginning of period	1,428,129	2,567,868
CASH AND CASH EQUIVALENTS, end of period	$9,445,015	$1,695,153

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data centre and tele-communications markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on November 18, 2020.

As at September 30, 2020, the Company has accumulated losses of $(152,309,557) and working capital of $4,894,257. During the nine months ended September 30, 2020, the Company had negative cash flows from operations of $6,581,042. The Company has prepared a cash flow forecast which indicates that it does not have sufficient working capital to meet its operating requirements and may therefore need to raise additional funds to continue as a going concern. As a result, there is substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these condensed consolidated financial statements.

To address the future funding requirements, management has undertaken the following initiatives:

1.	Accounts payable and accrued liabilities include $950,000 of payables, that while current, have been negotiated to be settled over periods extending beyond 12 months.
2.	The Company will be encouraging convertible debenture holders to convert their convertible debentures, which are currently all in-the-money, into common shares and warrants. During the period, holders of certain convertible debentures converted $323,489 worth of the convertible debentures into 1,085,000 units of the Company.
3.	Initiated a strict working capital monitoring program.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements as of and for the year ended December 31, 2019.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc., BB Photonics UK Limited (collectively “BB Photonics”) and POET Technologies Pte Ltd. (“PTS”). They also include the accounts of DenseLight Semiconductor Pte Ltd. (“DenseLight”), which the Company sold in 2019 and is reported as discontinued operations in 2019. All intercompany balances and transactions have been eliminated on consolidation.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

Financial Instruments

IFRS 9 introduced new classification and measurement models for financial assets. The investment classifications held-to-maturity and available-for-sale are no longer used and financial assets at fair value through other comprehensive income (“FVTOCI”) were introduced. Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to both, hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net loss.

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s financial instruments include cash and cash equivalents, receivable from the sale of discontinued operations, accounts payable and accrued liabilities, convertible debentures, and covid-19 government support loans.

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Covid-19 government support loans	Amortized cost

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,275,806 (2019 - $1,278,129) and funds invested in US Term Deposits of $8,169,209 (2019 - $150,000) earning interest at rates between 0.35% and 1.31% and maturing in less than 90 days.

Cash and cash equivalents include restricted funds of $227,160 (2019 - $93,800) which serves as a bank guarantee for the purchase of certain equipment. The bank guarantee is reduced on a monthly basis by $14,197 which is the amount paid monthly in settlement of the outstanding balance on the equipment.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash is recognized as earned using the effective interest method.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against payroll costs on the consolidated statements of operations and deficit.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share for both continuing operations and discontinued operations, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

3.	RECEIVABLE FROM THE SALE OF DISCONTINUED OPERATIONS

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Company received $8,000,000 upon the consummation of the sale with the remaining $18,000,000 expected over three tranche payments in 2020. Payments received in the first quarter were as follows: $4,750,000 received on February 14, 2020 and $8,250,000 received on March 30, 2020.

During the second quarter, after taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s remaining $5,000,000 receivable. The Company determined, after negotiating payments of $1,500,000, received on June 29, 2020 and $1,000,000, received on July 3, 2020, that the remaining $2,500,000 was not collectible. As a result, the Company recognized a credit loss of $2,500,000 during the period ended September 30, 2020 (nil - 2019).

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	September 30,	December 31,
	2020	2019
Sales tax recoverable and other current assets	$61,720	$81,265
Prepaid expenses	66,686	750,000
	$128,406	$831,265

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2019	$3,142,153	$667,342	$11,017,985	$621,441	$15,448,921
Additions	1,986,210	-	39,260	19,480	2,044,950
Disposals (1)	(4,388,762)	(667,342)	(8,198,519)	(555,688)	(13,810,311)
Effect of changes in foreign exchange rates	24,741	-	14,529	-	39,270
Balance, December 31, 2019	764,342	-	2,873,255	85,233	3,722,830
Additions	855,296	68,000	491,530	29,716	1,444,542
Reclassification	(82,031)	-	78,822	3,209	-
Effect of changes in foreign exchange rates	(8,885)	-	(24,862)	(80)	(33,827)
Balance, September 30, 2020	1,528,722	68,000	3,418,745	118,078	5,133,545

Accumulated Depreciation
Balance, January 1, 2019	-	350,497	5,411,757	387,154	6,149,408
Depreciation	-	-	144,337	22,005	166,342
Disposals (1)	-	(350,497)	(5,044,288)	(341,195)	(5,735,980)
Balance, December 31, 2019	-	-	511,806	67,964	579,770
Depreciation for the period	-	6,827	419,488	7,680	433,995
Effect of changes in foreign exchange rates	-	-	(859)	-	(859)
Balance, September 30, 2020	-	6,827	930,435	75,644	1,012,906

Carrying Amounts
At December 31, 2019	$764,342	$-	$2,361,449	$17,269	$3,143,060
At September 30, 2020	$1,528,722	$61,173	$2,488,310	$42,434	$4,120,639

(1) On November 8, 2019, the Company disposed of property and equipment used in the operations of DenseLight

6.	PATENTS AND LICENSES

Cost
Balance, January 1, 2019	$737,686
Additions	77,037
Disposals	(29,696)
Balance, December 31, 2019	785,027
Additions	25,770
Balance, September 30, 2020	810,797

Accumulated Amortization
Balance, January 1, 2019	270,972
Amortization	61,671
Balance, December 31, 2019	332,643
Amortization during the period	52,081
Balance, September 30, 2020	384,724

Carrying Amounts
At December 31, 2019	$452,384
At September 30, 2020	$426,073

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2019, the Company adopted IFRS 16, Leases. Upon adoption of IFRS 16, the Company recognized an operating lease liability and right of use asset relating to new leases entered into on February 15, 2019 related to DenseLight, November 1, 2019 related to PTS and April 1, 2020 related to ODIS. The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%.

Right of use asset	Building

Cost
Balance, January 1, 2019	$-
Additions	1,127,534
Disposal	(892,300)
Effect of changes in foreign exchange rates	2,966
Balance, December 31, 2019	238,200
Additions	271,935
Lease modification	(47,939)
Effect of changes in foreign exchange rates	(6,760)
Balance, September 30, 2020	$455,436
Accumulated Amortization
Balance, January 1, 2019	-
Amortization	15,683
Balance, December 31, 2019	15,683
Amortization during the period	84,642
Effect of changes in foreign exchange rates	(453)
Balance, September 30, 2020	99,872
Carrying Amounts
At December 31, 2019	$222,517
At September 30, 2020	$355,564

Lease liability
Balance, January 1, 2019	$-
Additions	1,127,534
Interest expense	4,705
Interest included in discontinued operations	74,494
Lease payments	(19,162)
Lease payments included in discontinued operations	(258,460)
Disposal	(695,733)
Effect of changes in foreign exchange rates	(9,620)
Balance, December 31, 2019	223,758
Interest expense	31,965
Lease modification	(48,725)
Additions	271,935
Lease payments	(104,991)
Effect of changes in foreign exchange rates	(12,143)
Balance, September 30, 2020	$361,799

During the period ending September 30, 2020, the Company modified its lease resulting in reducing the space it leased for the operations at PTS. The Company recognized a gain of $786 on the lease modification which is included in selling, general and marketing on the consolidated statements of operations and deficit.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2020	2019
Trade payables	$1,254,299	$1,507,644
Payroll related liabilities	136,302	44,677
Accrued liabilities	27,473	173,387
	$1,418,074	$1,725,708

9.	CONVERTIBLE DEBENTURES

Convertible Debentures

In 2019, Management approved the issuance of up to $10.5 million of unsecured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures were sold in multiple tranches, on a brokered private placement basis through the Company’s financial advisors, IBK Capital. In 2019, the Company closed five tranches of the private placement of the Convertible Debentures that raised gross proceeds of $3,729,921 (CAD$4,988,292). The Convertible Debentures, bear interest at 12% per annum, compounded annually with 1% payable at the beginning of each month and mature two years from the date of issue. The Company paid $377,072 (CAD$499,462) in brokerage fees and other costs related to the closing of these five tranches.

The Convertible Debentures are convertible at the option of the holders thereof into units at any time after October 31, 2019 at a conversion price of CAD$0.40 per unit for a total 12,457,500 units of the Company. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of CAD$0.50 per share for a period of two years from the date upon which the convertible debenture is converted into units. Upon completing the sale of DenseLight, holders of Convertible Debentures will have the right to cause the Company to repurchase the Convertible Debentures at face value, subject to certain restrictions. The Convertible Debentures are governed by a trust indenture between the Company and TSX Trust Company as trustee.

Insiders of the Company subscribed for 14.3% or $535,000 (CAD$710,000) of the Convertible Debentures, including the Company’s board of directors and senior management team. Insiders of IBK Capital subscribed for 4% or $146,000 (CAD$200,000) of the Convertible Debentures.

IAS 32 Financial Instruments: Presentation define these debt securities as compound financial instruments made up of both a liability component and an equity component. The debt component of the Convertible Debentures were fair valued using effective discount rates ranging from 28.74% to 29.71% which the Company determined would be the interest rate of the debts without a conversion feature. The difference between the fair value of the debt component and the loan is allocated to the equity component and is included in shareholders’ equity. Interest expense on convertible debentures was $657,115 during the period (2019 - $518,334).

Because the Convertible Debentures are denominated in Canadian dollars and the conversion price is also denominated in Canadian dollars, the number of equity instruments that would be issued upon exercise of the convertible debentures are fixed. As a result, the equity component of the convertible debentures will not be periodically remeasured.

During the period, holders of certain convertible debentures converted $323,489 worth of convertible debentures into 1,085,000 units of the Company.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	CONVERTIBLE DEBENTURES, LOAN PAYABLE AND PROMISSORY NOTE (Continued)

The following table reflects the details of convertible debentures outstanding at September 30, 2020:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component
Issued April 3, 2019 (net of issue costs)	$1,293,519	$(241,992)	$281,356	$1,332,883
Issued May 3, 2019 (net of issue costs)	847,968	(157,905)	182,659	872,722
Issued June 3, 2019 (net of issue costs)	496,995	(93,276)	96,472	500,191
Issued August 2, 2019 (net of issue costs)	290,365	(54,993)	50,329	285,701
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	17,535	117,481
Effect of foreign exchange rate changes	-	-	-	(1,923)
Balance September 30, 2020	$3,051,812	$(571,185)	$628,351	$3,107,055

The following table reflects the details of convertible debentures at December 31, 2019:

Convertible Debentures	Loan	Equity Component	Accretion	Debt Component
Issued April 3, 2019 (net of issue costs)	$1,293,519	$(242,004)	$128,240	$1,179,755
Issued May 3, 2019 (net of issue costs)	979,256	(183,317)	84,708	880,647
Issued June 3, 2019 (net of issue costs)	582,356	(109,017)	42,855	516,194
Issued August 2, 2019 (net of issue costs)	374,753	(70,154)	19,690	324,289
Issued September 19, 2019 (net of issue costs)	122,965	(23,019)	5,336	105,282
Effect of foreign exchange rate changes	-	-	-	82,866
Balance December 31, 2019	$3,352,849	$(627,511)	$280,829	$3,089,033

10.	SHARE CAPITAL

(a)	AUTHORIZED
Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2019	288,082,303	$112,028,194
Funds from the exercise of stock options	281,250	60,028
Fair value of stock options exercised	-	55,950
Balance, December 31, 2019	288,363,553	112,144,172
Funds from the exercise of stock options	2,107,709	478,014
Fair value of stock options exercised	-	483,938
Funds from the exercise of warrants	230,000	88,478
Fair value of exercised warrants (Notes 12 and 13)	-	39,559
Issued on the conversion of convertible debentures (Note 9)	1,085,000	323,489
Fair value of warrants issued on conversion of convertible debentures	-	(131,648)
Exercise of warrants issued in conjunction with debt financing	942,448	221,620
Balance, September 30, 2020	292,728,710	$113,647,622

During the period, holders of certain convertible debentures converted $323,489 worth of convertible debentures into 1,085,000 units of the Company. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $0.38 (CAD$0.50) per share for a period of two years from the date upon which the convertible debenture is converted into units.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	SHARE CAPITAL (Continued)

The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 1.32%, volatility of 85.74%, and estimated life of 2 years. The estimated fair value assigned to the warrants was $131,648.

11.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical Average	Number of Warrants/
	Exercise	Compensation	Historical
	Price	options	Fair value

Balance, January 1, 2019	$0.43	46,250,292	$8,303,738
Fair value of warrants issued as cost of debt financing	0.27	3,289,500	221,620
Balance, December 31, 2019	0.43	49,539,792	8,525,358
Fair value of warrants issued on conversion of convertible debentures (Notes 9 and 10)	0.38	1,085,000	131,648
Fair value of expired compensation options issued to brokers	0.43	(1,505,442)	(479,204)
Fair value related to the exercise of warrants issued as cost of debt financing	0.27	(3,289,500)	(221,620)
Historical fair value assigned to warrants exercised	0.39	(230,000)	(39,559)
Balance, September 30, 2020	$0.44	45,599,850	$7,916,623

The holder of 3,289,500 warrants that were issued as a cost of debt financing exercised all the warrants during the period using a cashless exercise feature. The cashless exercise resulted in the Company issuing 942,448 common shares to the warrant holder.

During the period, the Company extended 12,545,350 warrants from its original expiry date of March 21, 2020 to July 23, 2020, these warrants were extended from July 23, 2020 to September 30, 2020. The warrants were extended a third and final time from September 30, 2020 to November 17, 2020. The warrant extension had no impact on the Company’s consolidated statements of financial position or operations and deficit.

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On August 26, 2020, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, previously referred to as the “2018 plan”, now referred to as the “2020 Plan”). Under the 2020 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2020 Plan provides that the number of common shares issuable pursuant to options granted under the 2020 Plan and pursuant to other previously granted options is limited to 58,538,554 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2020 Plan which grants discretion to the Board of Directors.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
	Number of	Exercise
	Options	Price
Balance, January 1, 2019	44,463,729	$0.58
Expired/cancelled (1)	(8,707,811)	0.90
Exercised	(281,250)	0.22
Granted	17,785,670	0.27
Balance, December 31, 2019	53,260,338	0.43
Expired/cancelled	(7,688,250)	1.16
Exercised	(2,107,709)	0.24
Granted	9,250,326	0.35
Balance, September 30, 2020	52,714,705	$0.33

(1) 2,277,186 cancelled options related to staff employed at DenseLight

During the nine months ended September 30, 2020, the Company granted 9,250,326 (nine months ended September 30, 2019 - 10,662,848) stock options to employees and consultants of the Company to purchase common shares at an average price of $0.35 (nine months ended September 30, 2019 - $0.28) per share.

During the nine months ended September 30, 2020, the Company recorded stock-based compensation of $2,719,281 (nine months ended September 30, 2019 - $2,516,584) relating to stock options that vested during the period. The stock-based compensation during the nine months ended September 30, 2019, applicable to employees of DenseLight in the amount of $271,758 was reclassified to discontinued operations. (See note 20).

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

Nine Months Ended September 30,	2020	2019
Weighted average exercise price	$0.35	$0.28
Weighted average risk-free interest rate	0.52 - 1.52%	1.57%
Weighted average dividend yield	0%	0%
Weighted average volatility	94.77%	95.48%
Weighted average estimated life	10 years	10 years
Weighted average share price	$0.35	$0.28
Share price on the various grant dates:	$0.22 - $0.39	$0.24 - $0.28
Weighted average fair value	$0.30	$0.24

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at September 30, 2020 are as follows:

	Options Outstanding			Options Exercisable
		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.11 - $0.20	543,750	$0.18	6.49	543,750	$0.18
$0.21 - $0.24	9,648,125	$0.22	7.37	6,704,375	$0.22
$0.25 - $0.29	10,812,113	$0.26	8.52	3,102,738	$0.25
$0.30 - $0.86	31,585,717	$0.36	8.07	15,813,095	$0.37
$0.87 - $0.92	125,000	$0.92	5.80	125,000	$0.92
	52,714,705	$0.33	8.02	26,288,958	$0.32

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2019	$36,042,754
Stock-based compensation	2,812,533
Fair value of stock options exercised	(55,950)
Balance, December 31, 2019	38,799,337
Stock-based compensation	2,719,281
Fair value of stock options exercised	(483,938)
Fair value of expired compensation options issued to brokers	479,204
Fair value effect of early conversion of convertible debentures (Note 9)	(5,441)
Balance, September 30, 2020	$41,508,443

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	LOSS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Numerator
Net loss from continuing operations	$(3,484,453)	$(2,633,883)	$(13,160,750)	$(6,737,091)
Net loss from discontinued operations	$-	$(310,332)	$-	$(2,669,544)
Net loss	$(3,484,453)	$(2,944,215)	$(13,160,750)	$(9,406,635)
Denominator
Weighted average number of common shares outstanding - basic and diluted	292,619,518	288,334,498	291,068,767	288,166,368
Basic and diluted loss per share, continuing operations	$(0.01)	$(0.01)	$(0.05)	$(0.02)
Basic and diluted loss per share, discontinued operations	$-	$-	$-	$(0.01)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.05)	$(0.03)

The effect of common share purchase options, warrants and compensation options on the net loss in 2020 and 2019 is not reflected as they are anti-dilutive.

14.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore. The Company’s design and testing operations terminated a lease on January 31, 2020. A new lease was initiated on April 1, 2020 and expires on March 31, 2025. The lease on the Company’s operating facilities was initiated on November 1, 2019 and expires April 30, 2022. As at September 30, 2020, the Company’s head office was on a month to month lease term.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

October 1, 2020 to January 1, 2021	$52,634
2021 and beyond	439,610
$492,244

15.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Salaries	$293,475	$382,494	$1,130,425	$1,087,500
Share-based payments (1)	618,516	552,247	1,628,286	1,577,302
Total	$911,991	$934,741	$2,758,711	$2,664,802

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS and PTS

OPEL, ODIS and PTS are the developers of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

	2020
As of September 30,	Singapore	US	Canada	Consolidated
Current assets	$258,161	$220,376	$9,094,884	$9,573,421
Property and equipment	3,928,972	191,667	-	4,120,639
Patents and licenses	-	426,073	-	426,073
Right of use assets	110,823	244,741	-	355,564
Total Assets	$4,297,956	$1,082,857	$9,094,884	$14,475,697

For the Nine Months Ended September 30,	Singapore	US	Canada	Consolidated
Selling, marketing and administration	$786,143	$3,873,801	$1,098,615	$5,758,559
Research and development	1,369,532	1,025,491	1,851,903	4,246,926
Interest expense	15,649	16,316	657,115	689,080
Credit loss on receivable from the sale of discontinued operations	-	-	2,500,000	2,500,000
Other income, including interest	-	-	(33,815)	(33,815)
Net loss	$2,171,324	$4,915,608	$6,073,818	$13,160,750

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	SEGMENT INFORMATION (Continued)

	2019
As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$86,849	$22,523	$20,150,022	$20,259,394
Property and equipment	3,055,906	87,154	-	3,143,060
Patents and licenses	-	452,384	-	452,384
Right of use assets	222,517	-	-	222,517
Total Assets	$3,365,272	$562,061	$20,150,022	$24,077,355

For the Nine Months Ended September 30,	Singapore	US	Canada	Consolidated
Selling, marketing and administration	$-	$3,929,285	$818,338	$4,747,623
Research and development	23,299	603,434	622,841	1,249,574
Interest expense	-	-	518,334	518,334
Amortization of debt issuance costs	-	-	226,423	226,423
Other income, including interest	-	-	(4,863)	(4,863)

Net loss from continuing operations	$23,299	$4,532,719	$2,181,073	$6,737,091
Loss from discontinued
operations, net of taxes	$2,669,544	$-	$-	$2,669,544
Net loss	$2,692,843	$4,532,719	$2,181,073	$9,406,635

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, receivable from the sale of discontinued operations, convertible debentures, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	September 30,	December 31,
	2020	2019

Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$9,445,015	$1,428,129
Receivables, measured at amortized cost:
Receivable from the sale of discontinued operations	$-	$18,000,000
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,418,074)	$(1,725,708)
Convertible debentures	$(3,107,055)	$(3,089,033)
Covid-19 government support loans	$(216,779)	$-

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss or discontinued operations by $498,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents. The components of capital on September 30, 2020 were:

Cash and cash equivalents	$9,445,015
Shareholders’ equity	$163,643,873

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis.

19.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Wages and benefits (1)	$479,972	$201,331	$1,224,919	$570,443
Subcontract fees	479,253	133,291	2,168,637	392,350
Stock-based compensation	137,065	76,705	410,140	239,885
Supplies	207,342	38,970	443,230	46,896
	$1,303,632	$450,297	$4,246,926	$1,249,574

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$958,948	$760,933	$2,309,141	$2,004,941
Wages and benefits	493,887	375,358	1,512,572	1,177,935
General expenses	150,399	142,894	905,192	579,013
Professional fees	123,664	366,885	425,814	709,804
Depreciation and amortization	206,819	41,748	570,718	124,762
Management and consulting fees	-	31,230	-	93,097
Rent and facility costs	17,209	19,262	35,122	58,071
	$1,950,926	$1,738,310	$5,758,559	$4,747,623

(1) Wages and benefits for the three and nine months ended September 30, 2020 are net of wage subsidies totaling $32,889 and $51,312 respectively, received from the Singaporean government under wage subsidy programs in connection with COVID-19.

20.	DISCONTINUED OPERATIONS

On February 3, 2019, management committed to a plan to sell its subsidiary, DenseLight. The decision was taken in line with a strategy to focus on the Company’s opportunities related to its Optical Interposer. Management determined that the divestiture of DenseLight would immediately reduce the Company’s operating losses and cash burn, while allowing the Company to pursue a “fab-light” strategy with a less capital-intensive business model that is focused on growing the Optical Interposer business through targeted investments in the design, development and sale of vertical market solutions. Consequently, after the plan and prior to the actual sale, all saleable assets and liabilities relating to DenseLight were classified as “Non-current assets held for sale” or “disposal group liabilities”. An impairment assessment was done on the assets that were held for sale. It was determined that no assets were impaired either on the date management committed to a plan of sale or on November 8, 2019 when the sale was consummated.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	DISCONTINUED OPERATION (Continued)

On November 8, 2019, the Company sold 100% of the issued and outstanding shares of DenseLight for $26,000,000. The Buyer assumed control of DenseLight on November 8, 2019 and is responsible for all operations of DenseLight. Upon closing, the Company recognized a gain on the sale of $8,707,280. The sale proceeds were to be paid over multiple tranches. The first tranche payment was recived on November 8, 2019 in the amount of $8,000,000. The second tranche payment was payment was made in two installments, with first paid on February 14, 2020 in the amount of $4,750,000 and the second on March 30, 2020 in the amount of $8,250,000.

During the second quarter, after taking into consideration the length of time it had taken the Buyer to make the foregoing payments and the Company’s expectations regarding the likelihood of receiving an additional payment, the Company determined that it was in its best interest to accept partial payments as final payment on the Company’s remaining $5,000,000 receivable. The Company determined, after negotiating payments of $1,500,000, received on June 29, 2020 and $1,000,000, received on July 3, 2020, that the remaining $2,500,000 was not collectible. As a result, the Company recognized a credit loss of $2,500,000 during the period ended September 30, 2020 (nil - 2019).

The Company received an additional $2,000,000, in excess of the sale proceeds which was immediately paid to Oak Capital on behalf of the Buyer for due diligence, legal and other expenses.

Revenue and expenses, and gains and losses relating to the discontinued operations were removed from the results of continuing operations for the six months ended September 30, 2019 and are shown as a single line item on the face of the consolidated statement of comprehensive loss. The operating results of the discontinued operations can be analysed as follows:

Results of discontinued operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2019	2019
Revenue	$-	$1,182,729	$-	$4,373,443
Cost of revenue	-	348,869	-	1,122,293
Gross margin	-	833,860	-	3,251,150

Operating expenses
Research and development	-	1,697,035	-	5,318,737
Selling, marketing and administration	-	621,955	-	1,853,694
Other income	-	(1,174,798)	-	(1,251,737)
Operating expenses	-	1,144,192	-	5,920,694
Net loss	$-	$(310,332)	$-	$(2,669,544)

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	DISCONTINUED OPERATION (Continued)

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. Disaggregated revenue is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2019	2019
Non-contract revenue (at a point in time)(1)(3)	$-	$627,372	$-	$2,039,514
Contract revenue (revenue over time)(2)(3)	-	555,357	-	2,221,429
Contract revenue (at a point in time)(2)(3)	-	-	-	112,500
	$-	$1,182,729	$-	$4,373,443

(1) Revenue from the sale of products.

(2) Revenue from long-term projects or non-recurring engineering (NRE).

(3) All revenue was generated from the Singapore geographic region.

Research and development costs included in discontinued operations can be analysed as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2019	2019
Wages and benefits	$-	$1,128,394	$-	$3,257,679
Supplies	-	250,481	-	1,135,266
Subcontract fees	-	259,420	-	728,457
Stock-based compensation	-	58,740	-	197,335
	$-	$1,697,035	$-	$5,318,737

Selling, marketing and administration costs included in discontinued operations can be analysed as follows:

Wages and benefits	$-	$301,842	$-	$762,335
Rent and facility costs	-	168,906	-	547,692
General expenses	-	96,168	-	361,600
Interest expense	-	26,131	-	65,730
Stock-based compensation	-	21,269	-	74,423
Professional fees	-	7,639	-	41,914
	$-	$621,955	$-	$1,853,694

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	DISCONTINUED OPERATION (Continued)

Cash flows from (used in) discontinued operations

	Nine Months Ended September 30,
	2020	2019
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES

Net loss	$-	$(2,669,544)
Adjustments for:
Interest expense	-	65,730
Stock-based compensation	-	271,758
Deferred rent	-	(1,825)
	-	(2,333,881)
Net change in non-cash working capital accounts:
Accounts receivable	-	(325,064)
Prepaid and other current assets	-	757,892
Inventory	-	(307,689)
Accounts payable and accrued liabilities	-	(453,587)
Cash flows from operating activities	-	(2,662,329)

INVESTING ACTIVITIES
Purchase of property and equipment	-	(1,599,272)
Purchase of patents and licenses	-	(11,231)
Cash flows from investing activities	-	(1,610,503)

FINANCING ACTIVITIES
Payment of lease liability	-	(228,053)
Cash flows from financing activities	-	(228,053)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	-	(26,422)

NET CHANGE IN CASH	$-	$(4,527,307)

21.	COVID-19 GOVERNMENT SUPPORT LOANS

In March 2020, the United States Congress passed the Paycheck Protection Program (“PPP”), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes and certain other conditions are met. On May 3, 2020, the Company received a loan in the amount of $186,747 through the PPP. Management expects that the entire loan will be used for payroll, utilities and interest; therefore, management anticipates that the loan will be substantially forgiven. To the extent it is not forgiven, the Company would be required to repay that portion at an interest rate of 1% over a period of two years, beginning December 2020 with a final installment in May 2022. The Company may prepay the PPP loan at any time prior to maturity with no penalty.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	COVID-19 GOVERNMENT SUPPORT LOANS (Continued)

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $30,032 (CA$40,000) until December 31, 2022. If 75% of the loan is repaid by December 31, 2022, the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $29,460 thourgh the CEBA. If the loan has not been repaid by December 31, 2022, the outstanding amount will be automatically extended for an additional three years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company expects to repay 75% of the amount borrowed prior to December 31, 2022.

22.	LETTER OF INTENT

On June 30, 2020, the Company signed a Letter of Intent to establish a joint venture with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”) to manufacture cost-effective, high-performance optical engines based on POET’s proprietary CMOS compatible Optical Interposer platform technology.

The proposed joint venture (“JV”) will be formed with contributions of an estimated US$50 million based on a combined commitment of cash and intellectual property from Sanan IC and intellectual property and know-how from POET. Sanan IC is a world-class wafer foundry service company with an advanced compound semiconductor technology platform, serving the optical, RF microelectronics and power electronics markets.

23.	SUBSEQUENT EVENTS

On October 22, 2020, the Company signed a Joint Venture Agreement (“JVA”) with Sanan IC to manufacture cost-effective, high-performance optical engines based on POET’s proprietary CMOS compatible Optical Interposer platform technology. In conjunction with the signing of the JVA, Sanan IC and the Company formed a joint venture company, Super Photonics Xiamen Co., Ltd. (“JVC”). The JVC will assemble, test, package and sell optical engines, a primary component of optical transceivers that transmit data between switches and severs in data centers and between data centers and metro areas.

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